                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)
     INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (AMENDMENT NO. 1)

                               CLARENT CORPORATION
          ------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
          ------------------------------------------------------------
                         (Title of Class and Securities)

                                    180461105
          ------------------------------------------------------------
                                 (CUSIP Number)

                                 Irwin L. Jacobs
                                 2900 IDS Center
                             80 South Eighth Street
                        Minneapolis, Minnesota 55402-2100
                                 (612) 337-1800

                                 With a copy to:
                            Martin R. Rosenbaum, Esq.
                       Maslon Edelman Borman & Brand, LLP
                             3300 Wells Fargo Center
                             90 South Seventh Street
                           Minneapolis, MN 55402-4140
                              Phone: (612) 672-8200
          ------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 9, 2001
          ------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP 180461105                                                      Page 1 of 1
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1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Irwin L. Jacobs
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                       (a)  /X/
                                                                       (b)  / /
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
                  PF, OO
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                  / /
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                             7.   SOLE VOTING POWER
           NUMBER OF
            SHARES                3,077,555
                             ---------------------------------------------------
         BENEFICIALLY        8.   SHARED VOTING POWER
           OWNED BY
             EACH                 0
                             ---------------------------------------------------
           REPORTING         9.   SOLE DISPOSITIVE POWER
            PERSON
             WITH                 3,077,555
                             ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,077,555
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                     / /
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  7.69%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON           IN

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         This Amendment No. 1 ("Amendment No. 1") amends and supplements the
Statement on Schedule 13D (the "Schedule 13D") filed by Irwin L. Jacobs on May 10, 2001.

ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 1 relates to the common stock, $.001 par value, of Clarent Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive office is 700 Chesapeake Drive, Redwood City, CA 94063.


ITEM 4.  PURPOSE OF TRANSACTION

         The information set forth in Item 4 to the Schedule 13D is hereby amended and supplemented by adding the following information.

         Irwin L. Jacobs sent a second letter to Barry Forman on June 25, 2001, which is attached hereto as Exhibit 4 and incorporated herein by reference, further expressing his belief that Company management has failed to maximize shareholder value.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

4.       Letter from Irwin L. Jacobs to Barry Forman, dated June 25, 2001.


                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 25, 2001


/s/ Irwin L. Jacobs
----------------------------------
Irwin L. Jacobs